Simpson Thacher & Bartlett

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August 7, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. Christopher Dunham, Esq., Staff Attorney
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Draft Registration Statement on Form F-1
Submitted July 13, 2017
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft of the above-referenced draft registration statement on Form F-1 (the “Draft No. 5”).

We enclose herewith five (5) courtesy copies of the Draft No. 5, which has been marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on July 13, 2017 (the “July 13 Submission”).

The Company has responded to the comments contained in the comment letter dated August 2, 2017 from the Staff (the “Staff”) of the Commission (the “August 2 Comment Letter”) by revising the July 13 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the July 13 Submission to include other information and data to reflect new developments since the July 13 Submission and update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the August 2 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Draft No. 5 where the disclosure addressing a particular comment appears.

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Prospectus Summary

Overview, page 1

1.	You now disclose that for the three months ended March 31, 2017, you processed an average of approximately 44,900 of credit drawdowns and repayments. Please revise to (i) present the number of credit drawdowns and repayments on a disaggregated basis; (ii) provide a comparative presentation of these values with regards to prior periods and explain any significant fluctuations between the periods; and (iii) explain how management uses these two metrics in evaluating the business.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 2, 125 and 149 of the Draft No. 5.

Summary Consolidated Financial and Operating Data

Non-GAAP Measures, page 18

2.	You disclose the Non-GAAP indicator ‘Adjusted Expenses Per Transaction’ to remove interest expense of borrowings, loss of guarantee liability and provision for loan principal, financing service fee receivable and other receivables from your total operating cost and expenses. These expenses are normal, recurring expenses necessary to operate your business, and the removal of these Non-GAAP adjustments appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next amendment. Please tell us why you recently added this Non-GAAP measure.

The Company respectfully advises the Staff that Adjusted Expenses Per Transaction was presented as a measure of the Company’s operating efficiency, and interest expenses of borrowings, loss of guarantee liability and provision for loan principal, financing service fee receivables and other receivables were removed because such items are not affected by the Company’s operating efficiency.

In light of the Staff’s comment, the Company has removed the presentation of Adjusted Expense Per Transaction on pages 20, 96 and 152 of the Draft No. 5.

Our History and Corporate Structure, page 83

3.	We note your response and revised disclosures in response to comment 10. Please revise your disclosures to address the following:

•	Footnote (3) disclosure should provide Beijing Happy Time’s current equity ownership in a tabular presentation. Similarly, include tabular footnote disclosure of Qudian, Inc.’s ownership interest, so an investor can properly relate to your statement that “the rights and interests of Beijing Happy Time’s shareholders are effectively represented at the level of Qudian, Inc.”

In response to the Staff’s comment, the Company has added the requested disclosure on pages 7 – 9, 86 and 87 of the Draft No. 5.

•	Include a presentation of your corporate structure, assuming transfer of all the assets from Beijing Happy Time to Ganzhou Qudian and Hunan Qudian, explaining also whether the transfer of assets will be split equally, or otherwise, between the two new VIEs, and how the contractual arrangements in which Beijing Happy Time is currently a party (including the QuCampus Joint Venture), will be modified to account for the asset transfer.

The Company respectfully advises the Staff that after the transfer of all the assets from Beijing Happy Time to the new consolidated VIEs, the Company’s corporate structure will remain substantively similar to the current one. The Company does not plan to dissolve Beijing Happy Time and its subsidiaries after the asset transfers, and such entities will remain in the Company’s corporate structure as shell companies. As such, the Company does not believe that a second corporate structure will provide additional meaningful information to investors.

The Company respectfully advises the Staff that in connection with the asset transfers, Beijing Happy Time and its subsidiaries intend to terminate the contracts with their business partners, and the new consolidated VIEs and their respective subsidiaries are to enter into new contracts with such business partners to continue the business relationships. The Company does not expect the terms of such new contracts to be affected by the asset transfers.

•	With respect to disclosure starting on page 86 related to the agreements providing the company with control over the consolidated VIEs and their subsidiaries, identify the specific “series of contractual arrangements” entered into with each of the new consolidated VIE and how they may differ from the contracts filed as Exhibits 10.6, 10.16 and 10.17.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 6 and 84 of the Draft No. 5.

•	With respect to your statement that the Beijing Happy Time’s shareholders have been fully informed of the company’s plans, to the extent known, please disclose the nature of the contractual consideration these shareholders will receive in exchange for Beijing Happy Time’s transfer of assets to the two new VIE entities.

The Company respectfully advises the Staff that the shareholders of Beijing Happy Time will not receive any contractual consideration for Beijing Happy Time’s transfer of assets to the new consolidated VIEs.

The Company further respectfully advises the Staff that consents from Beijing Happy Time’s shareholders are not required for the transfer of Beijing Happy Time’s assets. As disclosed on page 90 of the Draft No. 5, pursuant to the power of attorney agreements, each shareholder of the consolidated VIEs, including Beijing Happy Time, has irrevocably appointed Qufenqi (Ganzhou) Information Technology Co., Ltd., a wholly owned subsidiary of the Company, to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights. Nonetheless, Beijing Happy Time’s shareholders have been fully informed of the Company’s plan. In addition, as all of Beijing Happy Time’s shareholders are affiliates of Qudian Inc.’s shareholders, except for an entity established in connection with Beijing Happy Time’s equity incentive plan, which has been terminated, the rights and interests of Beijing Happy Times’s shareholders are effectively represented through their equity interests in Qudian Inc. Qudian Inc.’s shareholders have unanimously approved the Company’s entry into the VIE control agreements with the new consolidated VIEs and their respective shareholders by written resolutions. While the assets of Beijing Happy Time will be transferred to the new consolidated VIEs, such assets remain within the corporate structure of the Company, the shareholders of Beijing Happy Time, through their affiliation with the shareholders’ Qudian Inc., remain entitled to the economic benefits of such assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 97

4.	In order for the reader and potential investors to more fully understand your business and the changes there-in which have occurred over time, please consider discussing in greater detail earlier in the document (e.g. within MD&A), the types of funding arrangements your business has historically relied upon and will rely upon moving forward. The purpose of this disclosure would be to start MD&A with a section that provides a comprehensive, executive-level overview of your business and funding options in greater detail than is currently presented. Refer to SEC Release 33-8350.

In response to the Staff’s comment, the Company has added the requested disclosure on page 99 of the Draft No. 5.

Credit Performance

Credit Performance Data, page 104

5.	We note your response to comment 44. Please tell us the following:

•	So we can better understand the aging composition of loans past due 180+ days, please break out these loans into smaller categories (181-210 days, 211-240 days, 241-270 days, 271-300 days, 301-330 days, 331-365 days, and 366+ days) in the periods presented;

The Company respectfully advises the Staff that the following table sets forth the total balance of outstanding principal for on-balance sheet transactions where the longest past due period of an installment payment was 181 to 210, 211 to 240, 241 to 270, 271 to 300, 301 to 330, 331 to 365 and more than 365 calendar days as of the dates presented:

	Delinquent for
As of	181 – 210 calendar days	211 – 240 calendar days	241 –270 calendar days	271 – 300 calendar days	301 – 330 calendar days	331 – 365 calendar days	More than 365 calendar days	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
December 31, 2014	10	—	—	—	—	—	—	10	1
December 31, 2015	3,209	2,015	1,578	1,644	1,373	1,546	658	12,022	1,747
December 31, 2016	6,804	3,853	6,294	4,313	5,161	5,441	26,108	57,974	8,423
March 31, 2017	10,517	8,671	8,797	6,607	3,799	5,725	40,295	84,412	12,263

•	Please quantify your success in terms of recoveries for collecting loans 180+ days aged in prior periods; and

The Company respectfully advises the Staff that the following table sets forth, for on-balance sheet transactions, the amounts recovered for principal and financing service fees that were over 180 days past due for the periods presented:

	Year Ended December 31,			Three Months Ended March 31,
	2015	2016		2017
	RMB	RMB	US$	RMB	US$
	(in thousands)
Amount recovered for principal over 180 days past due	131	2,739	398	757	110
Amount recovered for financing service fee over 180 days past due	0	114	17	54	8

•	Please revise your next amendment to disclose how you define “exhausted collection efforts” and discuss in greater detail your collection process for loans 180+ days.

In response to the Staff’s comment, the Company has added the requested disclosure on page 106 of the Draft No. 5.

Business

Strengths and Strategies

Risk Management

Credit Assessment, page 156

6.	When discussing the “A Score,” please expand footnote (2) and (3) disclosure to describe in more detail the “third-party index,” how it is developed, and who maintains it. With respect to your “Historical Practices” disclosure on page 157, similarly elaborate on the newly introduced “Tongdun score.”

In response to the Staff’s comment, the Company has added the requested disclosure on pages 157 and 159 of the Draft No. 5.

Our Partnership with Ant Financial

Borrower Engagement, page 167

7.	Please expand your disclosure to materially describe your agreements with Ant Financial regarding payment processing and settlement, and qualify which aspect of the Alipay’s public service window is “free of charge.” In this regard we note your response that you both fund credit to, and collect repayments from, borrower’s Alipay accounts incurring RMB23.3 million of payment processing and settlement fees in the three months ended March 31, 2017. Please also file as exhibits all material agreements relating to payment and settlement services pursuant to Item 601(b)(10)(ii) of Regulation S-K. In this regard we note your disclosure that you engage the majority of your active borrowers through different channels on the Alipay consumer interface. If you decide to file only some but not all of these payment and settlement services agreements, please tell us how you made that determination.

The Company respectfully advises the Staff that (i) borrower engagement and (ii) payment processing and settlement are two separate aspects of the Company’s commercial arrangements with Ant Financial. While the Company does not incur borrower engagement fees as to borrowers engaged through the public service window on the Alipay consumer interface, the Company incurs payment processing and settlement fees for transacting with such borrowers’ Alipay accounts.

In response to the Staff’s comment, the Company had added the requested disclosure as to the agreements for payment processing and settlement services provided by Ant Financial (the “Payment and Settlement Agreements”) on page 169 of the Draft No. 5.

The Company notes the Staff’s comment as to the filing of all material agreements relating to payment and settlement services. The Company is reviewing the Payment and Settlement Agreements and intends to file the ones that will provide investors with meaningful information as to the payment and settlement services provided by Ant Financial.

The Company respectfully advises the Staff that the Company intends to seek confidential treatment request pursuant to Rule 24b-2 as promulgated by the Commission under the Securities and Exchange Act of 1934, as amended, as to certain terms in the Payment and Settlement Agreements that are to be filed as exhibits to the draft registration statement.

QuCampus, page 168

8.	Following our review of the QuCampus agreements provided to staff supplementally, please disclose both your and Ant Financial’s investment amounts in the joint venture. Please also disclose the material terms of the QuCampus agreements, including but not limited to: the composition of the board of directors and your shareholder voting agreement; Ant Financial’s preemptive rights, including rights of first refusal; and material restrictions on the transferability of your interests in the joint venture or your ability to partner or invest with competitors of Ant Financial.

In response to the Staff’s comment, the Company has added the requested disclosure on page 170 of the Draft No. 5.

Description of Share Capital

History of Security Issuances, page 216

9.	We note your response to comment 40. Please address how the company considered the guidance in ASC 470-20 in the determination of their accounting in regard to the existence of a beneficial conversion feature upon issuance and contingent beneficial conversion feature upon redemption of the C-1 preference shares to API (Hong Kong) Investment Limited on September 30, 2015.

The Company respectfully advises the Staff that in connection with the Company’s restructuring on December 9, 2016, Qudian Inc. established itself as the parent holding company as to the Company’s business. As part of the restructuring, the business operations of Beijing Happy Time and its subsidiaries (collectively, the “VIE”) were transferred to the Company under common ownership. Therefore, the C-1 preferred shares issued to API (Hong Kong) Investment Limited were recorded at fair value on the restructuring date (i.e. December 9, 2016) and presented on a retrospective basis as if the current shareholding structure is in place for all periods presented. The restructuring date is considered to be the commitment date for the accounting of beneficial conversion features and contingent beneficial conversion features in accordance with ASC470-20. As a result, no beneficial conversion feature was recognized for the C-1 preference shares because the fair value of the ordinary shares at the restructuring date was less than the most favorable conversion price of the C-1 preference shares. For contingent beneficial features that do not allow the Company to compute the number of shares to be issued until contingent beneficial feature is triggered, the Company will assess the impact of the contingent beneficial conversion feature when the triggering event occurs based on the fair value of the ordinary shares at the restructuring date.

10.	In addition, please address whether there were any modifications made to the preference shares and their terms in conjunction with the Company’s restructuring which occurred on December 9, 2016 and how these modifications, if any, were accounted for within the accounting literature.

The Company respectfully advises the Staff that there were no modifications made to the preference shares and their terms in connection with the Company’s restructuring, which occurred on December 9, 2016.

As discussed in response to the Staff’s comment 9, the shareholdings in the Company and the VIE under common ownership were identical immediately before and after the restructuring. Additionally, the shareholders’ rights and benefits of the Company and the VIE are also the same immediately before and after the restructuring.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-19

11.	We note your response to comment 43. We continue to evaluate your recent response and the additional information provided in the July 27, 2017 response, and may have additional comments.

The Company acknowledges the Staff’s comment.

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If you have any question regarding the Draft No. 5, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer
Carl Yeung, Chief Financial Officer
Qudian Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

David Zhang
Benjamin Su
Steve Lin
Kirkland & Ellis LLP

Ron Yan
Ernst & Young Hua Ming LLP